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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004.

Commission File Number 033-74656

                            DOMAN INDUSTRIES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

       3rd Floor, 435 Trunk Road, Duncan, British Columbia Canada V9L 2P9
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):______

NOTE: Regulation S-T Rule 10 l(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________________.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            DOMAN INDUSTRIES LIMITED
                                                  (Registrant)

Date June 7, 2004                        By /s/ P. G. Hosier
                                            ------------------------------------
                                                      (Signature) *
                                                   Philip G. Hosier
                                                Vice President, Finance

-----------
 * Print the name and title under the signature of the signing officer.

                     PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
 SEC 1815 (11-02)    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
                     THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

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                                       DOMAN INDUSTRIES LIMITED
                                       453 TRUNK ROAD
                                       DUNCAN, BRITISH COLUMBIA
        [DOMAN INDUSTRIES LOGO]        CANADA V9L 2P9

                                       TELEPHONE:   (250) 748-3711
                                       FACSIMILE:   (250) 748-6045


                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

June 4, 2004 - Duncan, British Columbia. Doman Industries Limited ("Doman" or the "Company") announces that in connection with proceedings under the Companies' Creditors Arrangement Act ("CCAA") and the Plan of Compromise and Arrangement (the "Plan"), that Mr. Lee Doney has been nominated to serve as a Director of Lumberco, the newly incorporated company which will acquire all of the existing lumber assets of Doman under the Plan. Mr. Doney will join the other seven directors who have already been nominated.

Lee Doney was Deputy Minister of Skills and Development and Labour for the Provincial Government of British Columbia from June, 2001 until his retirement in April 2004. Born in Duncan, British Columbia, he was a Deputy Minister in the B.C. Government for over 15 years and served in a number of other posts. He brings a wealth of experience from his career in government service including previous responsibilities as Deputy Minister of Forests; Chief Executive Officer of Forest Renewal BC; Interim Chair, Industry Training and Apprenticeship Commission; Chief Executive Officer of the British Columbia Labour Force Development Board; Chairman of the Workers Compensation Board of Governors; Executive Director to the Provincial Round Table on the Environment and the Economy; and, Executive Director for the BC Treaty Commission.

In addition, the Company announces that it has made certain technical amendments to the Plan that it intends to present to affected creditors at the meeting held to approve the Plan. The technical amendments relate to the disposition of the Port Alice pulp mill. They also amend the definitions of Restricted Group and Standby Purchasers. The technical amendments may be obtained by accessing the Company's website at (www.domans.com). The meeting of affected creditors to approve the Plan will be held on June 7, 2004.

The Company also announces that KPMG Inc., the Monitor appointed by the Supreme Court of British Columbia under the CCAA has filed with the Court its 22nd report dated June 2, 2004. The Monitor's report, a copy of which may be obtained by accessing the Company's website (www.domans.com) or the Monitor's website (www.kpmg.ca/doman), contains selected unaudited financial information and information in connection with the meeting of affected creditors.

About Doman:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual information form and annual report.

FOR FURTHER INFORMATION CONTACT:

            RICK DOMAN 250 748 3711         P.G. HOSIER 604 665 6231.


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                                       DOMAN INDUSTRIES LIMITED
                                       453 TRUNK ROAD
                                       DUNCAN, BRITISH COLUMBIA
        [DOMAN INDUSTRIES LOGO]        CANADA V9L 2P9

                                       TELEPHONE:   (250) 748-3711
                                       FACSIMILE:   (250) 748-6045


                                  NEWS RELEASE

                            DOMAN INDUSTRIES LIMITED

FOR IMMEDIATE RELEASE

June 7, 2004 - Duncan, British Columbia. Doman Industries Limited ("Doman" or the "Company") announces that in connection with proceedings under the Companies' Creditors Arrangement Act ("CCAA") and the meeting of affected creditors held today to consider the Plan of Compromise and Arrangement (the "Plan"), the affected creditors have overwhelmingly voted to approve the Plan. KPMG Inc., the monitor appointed by the Supreme Court of British Columbia under the CCAA, has confirmed that approximately 97.75% of the number of affected creditors that voted at the meeting, holding approximately 99.98% of the total value of the claims, voted to approve the Plan. A copy of the Plan may be obtained by accessing the Company's website at (www.domans.com).

The Plan that was approved contained some additional minor technical amendments to the Plan that were presented to affected creditors at the meeting. The additional technical amendments may be obtained by accessing the Company's website at (www.domans.com).

About Doman:

Doman is an integrated Canadian forest products company and the second largest coastal woodland operator in British Columbia. Principal activities include timber harvesting, reforestation, sawmilling logs into lumber and wood chips, value-added remanufacturing and producing NBSK pulp. All the Company's operations, employees and corporate facilities are located in the coastal region of British Columbia and its products are sold in 30 countries worldwide.

This press release contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause the actual results of the Company to be materially different from those expressed or implied by those forward-looking statements. Such risks and uncertainties include, among others: general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign-currency exchange rates and other factors referenced herein and in the Company's annual information form and annual report.

FOR FURTHER INFORMATION CONTACT:

            RICK DOMAN 250 748 3711         P.G. HOSIER 604 665 6231.